

January 2, 2013

<u>Via E- Mail</u>
Steven Malone
Chairman, President and Chief Executive Officer
Findex.com, Inc.
18151 Lafayette Avenue
Elkhorn, NE 68022

      Re: Findex.com, Inc.
              Preliminary Information Statement on Schedule 14C
              Filed December 14, 2012
              File No. 000-29963

Dear Mr. Malone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Based on our conversation of December 19, 2012, it appears that you should revise your Information Statement to describe any current plans, proposals, or arrangements for the new shares. In addition, please note that Note A of Schedule 14A may require further disclosure, such as the information required by Items 11, 13, and 14 of Schedule 14A. In your response, you should specify any assets that you may acquire and tell us whether they constitute a business for purposes of Item 14 disclosure. Please revise your Information Statement to provide the required information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-Mail</u>
  Michael M. Membrado
  M.M. Membrado, PLLC